LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

Via Edgar

April 4, 2014

Perry Hindin, Esq.

Special Counsel
Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Harvard Illinois Bancorp, Inc.; File No. 000-53935
Response to SEC Comments

Dear Mr. Hindin:

On behalf of Harvard Illinois Bancorp, Inc. (the “Company”), we are responding to your letter dated March 28, 2014, regarding the revised preliminary proxy materials filed by the Company on March 28, 2014. Set forth below is the comment set forth in your March 28 letter, followed by the Company’s response to the comment.

Proxy Statement

Voting Procedures and Method of Counting Votes, page 4

1.

We note your disclosure in the second to last paragraph of this section that “[i]n the event at the time of the Meeting there are not sufficient votes for a quorum or to approve or ratify any matter being presented, the Meeting may be adjourned in order to permit the further solicitation of proxies.” If the adjournment of a meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Exchange Act Rule 14a-4. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. Please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, as this is an action that appears to be contemplated. Also provide the information required pursuant to Item 21 of Schedule 14A.

LUSE GORMAN POMERENK & SCHICK

           A PROFESSIONAL CORPORATION

Perry Hindin, Esq.

April 4, 2014

Response:

The Company has decided to remove the reference to the adjournment of the meeting to solicit additional proxies (rather than opting to retain the authority to adjourn the meeting for that purpose, subject to a separate vote on such matter).   Accordingly the reference to adjournment of the meeting in order to permit the further solicitation of proxies has been removed from disclosure on page 4 of the proxy statement. Pursuant to our discussions, this change will be reflected in the Company’s definitive proxy material.

*     *     *

The Company’s definitive proxy material is being filed via the EDGAR system. The definitive proxy material reflects the change discussed above.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman of this firm at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:           Mr. Donn L. Claussen

Kip A. Weissman, Esq.